1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: February 10, 2026	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

HSINCHU, Taiwan, R.O.C., Feb. 10, 2026 – The TSMC (TWSE: 2330, NYSE: TSM) Board of Directors today held a meeting, which passed the following resolutions:

1.Approved the 2025 Business Report and Financial Statements. Consolidated revenue totaled NT$3,809.05 billion and net income was NT$1,717.88 billion, with diluted earnings per share of NT$66.25.

2.Approved the distribution of a NT$6.0 per share cash dividend for the fourth quarter of 2025, and set June 17, 2026 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be June 11, 2026. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (June 13 through June 17, 2026) for registration transfer, and the dividend will be paid on July 9, 2026. In addition, the ex-dividend date and the record date for entitlement to participate in this cash dividend distribution for TSMC American Depositary Shares (ADSs) will be June 11, 2026.

3.Approved distribution of employees’ business performance bonus and profit sharing bonus totaling approximately NT$206,145.92 million for 2025. This includes business performance bonus of NT$103,072.96 million distributed following each quarter of 2025 and profit sharing of NT$103,072.96 million to be distributed in July 2026.

4.To meet long-term capacity plans based on market demand forecasts and TSMC’s technology development roadmap, the Board approved capital appropriations of approximately US$44,962.00 million for purposes including: 1) Installation and upgrade of advanced technology capacity; 2) Installation and upgrade of advanced packaging, mature and/or specialty technology capacity; 3) Fab construction, and installation of fab facility systems.

5.Approved the capital injection of not more than US$30 billion to TSMC Global Ltd., a wholly-owned subsidiary of TSMC, for the purpose of reducing foreign exchange hedging costs.

6.Approved the issuance of unsecured corporate bonds in multiple offerings in the domestic market in an amount not to exceed NT$60 billion to finance TSMC’s capacity expansion and/or green initiatives.

7.Approved the convening of the 2026 AGM for 9:00 a.m. on June 4, 2026 at Sheraton Hsinchu Hotel (3F, No. 265, Dong Sec. 1, Guangming 6th Rd., Zhubei City, Hsinchu County).

8.Approved the following personnel promotions:
(1) Promoted Vice President, Operations / Fab Operations I Dr. Y.L. Wang to Senior Vice President
(2) Promoted Vice President, Operations / Advanced Technology and Mask Engineering Dr. T.S. Chang to Senior Vice President
(3) Promoted Vice President, Research and Development / Platform Development Dr. Michael Wu

to Senior Vice President
(4) Promoted Vice President, Research and Development / Platform Development Dr. Geoffrey Yeap to Senior Vice President
(5) Promoted Senior Director, Materials Management Mr. Y.K. Hwang to Vice President
(6) Promoted Senior Fab Director, Operations / Fab12B Mr. B.Z. Tien to Vice President
(7) Promoted Senior Director, Research and Development / A10 Platform Technology Mr. S.S. Lin to Vice President
(8) Promoted Senior Director, Business Development / Advanced Technology Business Development Dr. Lipen Yuan to Vice President

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987 and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 305 distinct process technologies, and manufactured 12,682 products for 534 customers in 2025 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Senior Vice President and CFO	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: press@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the year ended December 31, 2025 approved by the TSMC Board of Directors. All figures were prepared in accordance with TIFRS on a consolidated basis.

(In NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the year ended December 31, 2025)
Net sales	3,809,054,272
Gross profit	2,281,293,979
Income from operations	1,936,091,677
Income before tax	2,041,662,840
Net income	1,715,396,780
Net income attributable to shareholders of the parent	1,717,882,627
Basic EPS (NT$)	66.26

Balance Sheets Items (as of December 31, 2025)
Total assets	7,933,023,878
Total liabilities	2,472,228,595
Equity attributable to shareholders of the parent	5,419,595,994